SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 18 December 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

18 December 2018

Update on response to 2018 AGM voting outcome

In response to the voting outcome on Resolution 2 at the BT Group plc Annual General Meeting on 11 July 2018, this provides the following update to the statement made after the vote.

The Board was naturally disappointed with the overall voting outcome of 65.84% in favour of the 2018 Annual Remuneration Report.  Following the vote, the Remuneration Committee Chairman invited a broad selection of shareholders and proxy advisory bodies to meet with him to understand their views on executive pay at BT and why some shareholders had felt unable to support the Remuneration Report.

These discussions highlighted that the primary concern of those shareholders voting against the resolution centred on the level of annual bonus paid to the Chief Executive.  Despite the Remuneration Committee's use of discretion to reduce the formulaic out-turn of the bonus for the financial year ending 31 March 2018, some shareholders felt that the amount paid did not appropriately reflect the underlying performance of the company or take adequate account of the value created for shareholders.  Concerns were also expressed about the timing of the decision to pay this level of bonus given the announcement on 8 June 2018 that Gavin Patterson was stepping down as Chief Executive.  On all other matters, the Remuneration Committee was pleased to hear that shareholders were supportive of BT's remuneration policy.

We would like to thank shareholders for taking the time to engage with us and we have noted the feedback.  While discretion is ultimately subjective, the Remuneration Committee will take steps to implement a more structured process to help it step through the application of its discretion in the future.  This will include taking into consideration a broader range of performance factors and wider circumstances when coming to a decision on pay outcomes.

The Board remains committed to active shareholder engagement, the outcome of which will be reported in full to investors in our Annual Report & Form 20-F 2019.  The Remuneration Report will be put to an advisory shareholder vote at the 2019 AGM in the usual manner.

- ENDS -

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 18 December 2018